April 23, 2009


BY EDGAR, FACSIMILE AND OVERNIGHT DELIVERY
------------------------------------------

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Facsimile: 703/813-6984

         Re:      WNC California Housing Tax Credits, L.P.
                  File No. 000-20058

                  WNC California Housing Tax Credits III, L.P.
                  File No. 000-23908

                  WNC Housing Tax Credit Fund IV, L.P., Series 2
                  File No. 000-28370

                  WNC Housing Tax Credit Fund VI, L.P., Series 5
                  File No. 000-24855

                  WNC Housing Tax Credit Fund VI, L.P., Series 6
                  File No. 000-26869

                  WNC Housing Tax Credit Fund VI, L.P., Series 7
                  File No. 000-32395

                  Forms 10-K for the Year Ended March 31, 2007
                  Forms 10-Q for the quarters ended June 30, September 30
                           and December 31, 2007

Dear Mr. Gordon:

     The registrant is in receipt of your letters to Wilfred N. Cooper, Jr., each dated April 10, 2009, and each concerning one of the above-referenced registrants and the referenced periodic reports. I am the Chief Financial Officer of WNC & Associates, Inc., the general partner, or the general partner of the general partner, of each registrant.

Mr. Daniel L. Gordon
April 23, 2009
Page 2


     We are preparing detailed responses to the comments in each of your letters and expect to have our responses to one or more of the letters completed and filed on or about May 6, 2009, with any remaining responses following as promptly as practicable.

     In the meantime, if you have any questions concerning the timing of our responses, please contact me at (714) 662-5565 ext. 114 or Melanie Wenk at (714) 662-5565 ext 171.

                              Very truly yours,



                              /s/ Thomas J. Riha
                              ------------------
                              Thomas J. Riha
                              Senior Vice President - Chief Financial Officer, WNC & Associates, Inc.


cc:      Jonathan Wiggins
         Kristina Aberg
         Division of Corporation Finance
         Securities and Exchange Commission
         100 F Street, NE
         Washington, D.C. 20549

         Paul G. Dannhauser, Esq.